September 20, 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Old Republic International Corporation
Form 10-K, fiscal year ended December 31, 2010
Filed February 28, 2011
File No. 001-10607

Dear Mr. Rosenberg,

We have reviewed the comments on our above referenced filing in your letter dated August 23, 2011.  Our Company’s response to the Commission’s comments follows.  The references to “Old Republic”, “the Company”, “Republic Mortgage Insurance Company”, and “RMIC” herein, refer to Old Republic International Corporation and its subsidiaries as the context requires.  All dollar amounts referenced in the Company’s response are presented in millions, except per share data.

General

Risk Factors

Fewer Coverage Rescissions, page 22

Comment 1

You state that “The Company’s mortgage insurance policy provisions permit it to rescind coverage whenever it finds evidence that a mortgage loan did not qualify for insurance coverage in the first instance, or that a material misrepresentation had been made in the loan application by the borrower, or the lender, and/or its agent.”  You further disclose (page 70) that “Claims not paid by virtue of coverage rescissions and claims denials amounted to $748.8 million, $719.5 million and $211.0 million for 2010, 2009, and 2008, respectively.”  Please provide us proposed disclosures to be included in MD&A under Results of Operations – Overview of Loss Reserving Process – Mortgage guarantee on page 52 in future filings that address the following:

•
Disclose, if true, that it is your legal right to unilaterally rescind coverage on your mortgage insurance policies as if such coverage never existed, and disclose the conditions that must be met in order for this right to be exercised.

•
Disclose how, as an operational matter, the rescission and claim denials work.  For example, after you have determined the loan did not qualify for insurance coverage or origination documents and information you received and relied upon included material misrepresentations, do you immediately send a letter to the lender notifying them of the rescission and refund premium related to that policy?

•
Disclose how you determine claims not paid by virtue of coverage rescissions and claims denials as discussed in note (a) to the table on page 70 and its relationship to the reserves you accrued. For example, are reserves reduced when you officially communicate the rescission to the lender, or after all lender appeals are considered?

•
Disclose whether the insured has a contractual right to appeal the rescission or claim denial and describe the process, timing of reinstating rescinded policies and at what point you deem a rescission is resolved.

•
Disclose whether you have sought or are planning to seek recoveries from the beneficiaries of your mortgage insurance policies for previously paid claims.  If so, please disclosure how you are accounting for such recoveries and tell us the supporting GAAP literature.

Response

In order to respond to the Commission’s comment and clarify the Company’s disclosures regarding coverage rescission and claim denial activity we propose to add the following disclosure to the 2011 MD&A under Results of Operations – Overview of the Loss Reserving Process – Mortgage Guaranty:

“The Company has the legal right to rescind mortgage insurance coverage unilaterally as expressly stated in its policy.  Moreover, the two federal courts to have recently considered that policy wording have each affirmed that right (See First Tennessee Bank N.A. v. Republic Mortg. Ins. Co., Case No. 2:10-cv-02513-JPM-cgc (W.D. Tenn., Feb. 25, 2011) and JPMorgan Chase Bank N.A. v. Republic Mortg. Ins. Co., Civil Action No. 10-06141 (SRC) (D. NJ, May 4, 2011), each decision citing supporting state law legal precedent).  RMIC’s mortgage insurance policy provides that the insured represents that all statements made and information provided to it in an application for coverage for a loan, without regard to who made the statements or provided the information, have been made and presented for and on behalf of the insured; and that such statements and information are neither false nor misleading in any material respect, nor omit any fact necessary to make such statements and information not false or misleading in any material respect.  According to the policy, if any of those representations are materially false or misleading with respect to a loan, the Company has the right to cancel or rescind coverage for that loan retroactively to commencement of the coverage.

Where the Company determines that an application contains a material misrepresentation, it either advises the insured in writing of its findings prior to rescinding coverage  or exercises its unilateral right to rescind coverage for that loan, stating the reasons for that action in writing and returning the applicable premium.

The rescission of coverage in instances of materially faulty representations or warranties provided in applications for insurance is a necessary and prevailing practice throughout the insurance industry.  In the case of mortgage guaranty insurance, rescissions have occurred regularly over the years but have been generally immaterial.  Since 2008, however, the Company has experienced a much greater incidence of rescissions due to increased levels of observed fraud and misrepresentations in insurance applications pertaining to business underwritten between 2004 and the early part of 2008.  As a result, the Company has of necessity incorporated estimates of expected levels of coverage rescissions and claim denials in its reserving methodology since 2008.  Such estimates are evaluated at each balance sheet date and take into account observed trends in rescission and denial rates.

The table below shows the estimated effects of coverage rescissions and claim denials on loss reserves and paid and incurred losses.

	2011		2010	2009
Estimated rescission reduction in beginning reserve		$710.5	$1,712.4	$830.5

Estimated rescission reduction (increase) in losses incurred			178.3	1,601.4
Estimated rescission reduction in paid claims			(748.8)	(719.5)
Estimated reduction related to pool insurance terminations			(431.4)	-
Estimated rescission reduction in ending reserve	$		$710.5	$1,712.4

The estimated reduction in carried loss reserves is based on management’s judgments relative to the level of expected coverage rescissions and claim denials on loans that are in default as of each balance sheet date.  The reduced benefit to incurred losses and decline in ending reserves from 2009 through 2010 attributable to rescission and claim denials is due to lower estimates of defaulted loans for which coverage is  likely to be rescinded or denied.  Variances between the ultimate actual rescission and claim denial rate are inherently reflected in the periods during which they occur.

Claims not paid by virtue of rescission or denial represent the Company’s estimated contractual risk, before consideration of the impacts of any reinsurance and deductibles or aggregate loss limits, on cases that are settled by the issuance of a rescission or denial notification. In 2010, the above noted release of the estimated rescissions and claim denials of $431.4 relates to certain pool insurance contracts which were terminated during the year.

Although the insured has no right under the policy to appeal, if  the  insured, at any time, contests in writing the Company’s findings or action with respect to a loan or a claim, the Company considers any additional information supplied by the insured.  This consideration may lead to further investigation, retraction or confirmation of the initial determination.  If the Company concludes that it will reinstate coverage, it advises the insured in writing that it will do so immediately upon receipt of the premium previously returned. Reserves are not adjusted for potential reversals of rescissions or adverse rulings for loans under dispute since such reversals of claim rescissions and denials have historically been immaterial to the reserve estimation process.

There is currently a single instance in which the Company seeks to recover from an insured for previously paid claims.  In its counterclaim in the pending arbitration with Countrywide (Countrywide Fin’l Corp. v. Republic Mortg. Ins. Co., Case No. 72 195 Y 0011510 (AAA).  The Countrywide parties are Countrywide Financial Corporation, Countrywide Home Loans, Inc., Bank of America, N.A., in its own capacity and as successor by merger of BAC Home Loan Servicing L.P.), RMIC is seeking to rescind a June 2006 amendment to a mortgage insurance policy that it contends was fraudulently induced by Countrywide.  The amendment made coverage for a loan immediately incontestable for borrower misrepresentation.  The Company seeks a declaration that the amendment is null and void and to recover the claim amounts totaling at least $26.6  that it paid notwithstanding the existence of borrower misrepresentations that otherwise would have supported a rescission of coverage for those loans.  The Company does not anticipate recoveries from previously paid claims in its reserving process until such time as a recovery is deemed probable and the amount can be reasonably estimated.”

Notes to Consolidated Financial Statements

Note 1:  Summary of Significant Accounting Policies

(d) – Investments, page 63

Comment 2

Tell us how your presentation of other-than-temporary impairment losses on the statement of income complies with ASC 320-10-45-8A and 320-10-55-21A.

Response

ASC 320-10-45-8A states that “in periods in which an entity determines that a security’s decline in fair value below its amortized cost basis is other than temporary, the entity shall present the total other-than-temporary impairment in the statement of earnings with an offset for the amount of total other-than-temporary impairment that is recognized in other comprehensive income…, if any.”  ASC 320-10-55-21A illustrates the application of this guidance.

The Company’s other-than-temporary-impairment (OTTI) losses are presented within a single line item on the consolidated statements of income.  This single line item presentation has been adopted in all periods presented since 100% of the OTTI losses were recognized in the statements of income and no offset applied for amounts recognized in other comprehensive income.

(h) – Losses, Claims and Settlement Expenses, page 70

Comment 3

Refer to the table on page 70.  It is not clear to us what is included in “Incurred claims and claim adjustment expenses” for mortgage guaranty.  For example, regarding the “change in provision for insured events of prior years” for mortgage guaranty in 2010, 2009 and 2008, footnote (a) would appear to infer that included in this line item is $1,001.9 million, ($881.9) million and ($830.5) million for the years ended December 31, 2010, 2009 and 2008 due to the effect of changes in anticipated coverage rescissions and claims denials.  In this regard, if this is not the case, provide us proposed disclosure to be included in future filings as to where in the three lines denoted with an (a) in the table the amounts of $1,001.9 million, ($881.9) million and ($830.5) million in 2010, 2009 and 2008, respectively, in footnote (a) are included.  If it is the case that these amounts are included in the line item “change in provision for insured events of prior years.” Tell us:

•	What caused changes of this magnitude;

•
What other changes are included in each period.  For example, if $1,001.9 million increase is included in the ($15.2) million in 2010, what is the remainder of ($1,017.1) million decrease and what caused these changes.

Further, with respect to amounts due to the effect of changes in anticipated coverage rescissions and claims denials, please tell us why it is appropriate under GAAP to increase (reduce) your loss reserves by estimating rescissions and claims denials.  In addition, please provide us proposed disclosure to be included in future filings that addresses the following:

•	How you determine your estimates of rescissions and claims denials.

•
Whether your reserve estimate includes an assumption for reinstatement of previously rescinded policies, and if not, your basis for not including such an assumption.  If included, please quantify the amounts for the periods presented.

•	Address how you considered your ongoing litigation and arbitration proceedings with, for example, Bank of America, Countrywide and Chase Bank.

Response

ASC 944-40, “Unpaid Claim Costs” states: “A liability for unpaid claim costs relating to insurance contracts, other than title insurance contracts, shall be accrued when insured events occur. This amount shall include an estimate of costs relating to claims incurred but not reported. The liability for unpaid claims shall be based on the estimated ultimate cost of settling the claims.”

For each of its lines of insurance, the Company establishes loss reserves at each balance sheet date based on estimates of the ultimate cost of settling valid claims. The reserve setting process encompasses a wide range of variables and management judgments including, among others, anticipated levels of mortgage insurance coverage rescissions and claim denials. Where the Company determines that an application contains a material misrepresentation and rescinds coverage, the estimated cost to settle a claim is limited to investigative costs and the return of premium, both of which are incorporated into the Company’s loss reserving methodology.

To respond to the Commission’s comments, we propose to replace footnote 1(h), Losses, Claims and Settlement Expenses – Mortgage Guaranty  on page 69 of the 2010 Form 10-K with the following disclosure on a prospective basis beginning with the Company’s 2011 Form 10-K:

“Mortgage guaranty insurance reserves for unpaid claims and claim adjustment expenses are recognized only upon an instance of default, defined as an insured mortgage loan for which two or more consecutive monthly payments have been missed. Loss reserves are based on statistical calculations that take into account the number of reported insured mortgage loan defaults as of each balance sheet date, as well as experience-based estimates of loan defaults that have occurred but have not as yet been reported ("IBNR"). Further, the loss reserve estimating process takes into account a large number of variables including trends in claim severity, potential salvage recoveries, expected cure rates for reported loan delinquencies at various stages of default, the level of coverage rescissions and claims denials due to material misrepresentation in key underwriting information or non-compliance with prescribed underwriting guidelines, and management judgments relative to future employment levels, housing market activity, and mortgage loan interest costs, demand, and extensions.

Historically coverage rescissions and claims denials resulting from material misrepresentation in key underwriting information or non-compliance with terms of the master policy have not been material. Since 2008, however, in response to the significant increase in fraud and misrepresentation, the Company has incorporated into its reserving methodology certain assumptions regarding the expected levels of coverage rescissions and claim denials. Such estimates, which are evaluated as of each balance sheet date, take into account observed trends in rescission and denial rates.

The table below shows the estimated impact coverage rescissions and claim denials have had on loss reserves and paid and incurred losses.

	2011		2010	2009
Estimated rescission reduction in beginning reserve		$710.5	$1,712.4	$830.5

Estimated rescission reduction (increase) in losses incurred			178.3	1,601.4
Estimated rescission reduction in paid claims			(748.8)	(719.5)
Estimated reduction related to pool insurance terminations			(431.4)	-
Estimated rescission reduction in ending reserve	$		$710.5	$1,712.4

The estimated reduction in carried loss reserves is based on management’s judgments relative to the level of expected coverage rescissions and claim denials on loans that are in default as of each balance sheet date.  The reduced benefit to incurred losses and decline in ending reserves from 2009 through 2010 attributable to rescission and claim denials is due to lower estimates of defaulted loans for which coverage is  likely to be rescinded or denied.  Variances between the ultimate actual rescission and claim denial rate are inherently reflected in the periods during which they occur.

Claims not paid by virtue of rescission or denial represent the Company’s estimated contractual risk, before consideration of the impacts of any reinsurance and deductibles or aggregate loss limits, on cases that are settled by the issuance of a rescission or denial notification. In 2010, the above noted release of the estimated rescissions and claim denials of $431.4 relates to certain pool insurance contracts which were terminated during the year.”

Footnote (a) following the table on page 70 in the 2010 Form 10-K will include the following modified disclosure on a prospective basis beginning with the Company’s 2011 Form 10-K:

“(a)
In common with all other insurance lines, mortgage guaranty paid and incurred claim and claim adjustment expenses include only those costs actually or expected to be paid by the Company. Changes in mortgage guaranty aggregate case, IBNR, and loss adjustment expense reserves shown in the following table and entering into the determination of incurred claim costs, take into account, among a large number of variables, claim cost reductions for anticipated coverage rescissions and claims denials. The favorable reserve development of $149.9 in 2009 for prior years’ mortgage guaranty incurred claim provisions resulted mostly from greater than originally estimated coverage rescissions and claim denials on loans that were in default as of the prior year end balance sheet date.”

Comment 4

Please provide us a break out of the line items “Provisions for insured events of the current year” and “Change in provision for insured events of prior years” in the table on page 70 for your Mortgage Guaranty segment for each period presented.  The break out should include amounts attributable to the following, as applicable, for each of the line items:

•	Mortgage loan defaults;

•	Rescissions and claims denials; and

•	Reinstatement of rescissions and claims denials.

Response

Please see the responses to comments 1 and 3 for the Company’s proposed disclosures in its 2011 Form 10-K responding to this comment.

Comment 5

Tell us how you account for claims not paid by virtue of coverage rescissions and claims denials which amounted to $748.8 million, $719.5 million and $211.0 million for 2010, 2009, and 2008, respectively, that you discuss in footnote (a) to the table on page 70.

Response

Claims not paid by virtue of coverage rescissions represent the Company’s estimated contractual risk, before consideration of the impacts of any reinsurance, deductibles, or aggregate loss limits, on cases that are settled by the issuance of a rescission or denial notification. These amounts have been reflected in the new table that is proposed in our response to comments 1 and 3.

(j) – Income Taxes, page 71

Comment 6

Please tell us why “Other items-net” in the table should not be disaggregated in 2010.  Refer to Rule 4-08(h) of Regulation S-X.

Response

Rule 4-08(h) of Regulation S-X states to “Provide a reconciliation between the amount of reported total income tax expense (benefit) and the amount computed by multiplying the income (loss) before tax by the applicable statutory Federal income tax rate, showing the estimated dollar amount of each of the underlying causes for the difference.”  The Rule further states that, “Reconciling items that are individually less than five percent of the computed amount may be aggregated in the reconciliation.  The reconciliation may be presented in percentages rather than in dollar amounts.”

The Company has elected to present the income tax reconciliation on page 71 in its 2010 Form 10-K in percentages.  Certain reconciling items aggregated within “Other items – net” exceed the five percent threshold referenced in Rule 4-08(h) of Regulation S-X, however, such reconciling items are individually less than $2.  The computed percentages are higher than previous years due to the comparatively low level of pretax income generated by the Company in 2010.  Management concluded that the dollar amounts giving rise to such reconciling items were immaterial to the financial statements taken as a whole and would not be significant in appraising the trend in earnings.  Consequently, these reconciling items were aggregated for purposes of disclosure in the 2010 Form 10-K.

(m) – Goodwill and Intangible Assets, page 73

Comment 7

Provide proposed disclosure to be included in future filings required by ASC 350-20-50-1 including goodwill for each reportable segment.

Response

To respond to the Commission’s comment we propose to replace footnote 1(m), Goodwill and Intangible Assets on page 73 of the 2010 Form 10-K with the following disclosure on a prospective basis beginning with the Company’s 2011 Form 10-K:

“(m) Goodwill and Intangible Assets - The following table presents the components of the Company’s goodwill balance:

	General	Mortgage
	Insurance	Guaranty	Title		Other		Total
January 1, 2010	$112.6	$10.7		$44.3		$0.2		$167.8
Acquisitions	3.3	-		-		-		3.3
Impairments	-	-		-		-		-
December 31, 2010	115.9	10.7		44.3		0.2		171.1
Acquisitions
Impairments
December 31, 2011	$	$	$		$		$

Goodwill resulting from business combinations is no longer amortizable against operations but must be tested annually for possible impairment of its continued value.  In addition to the $3.3 of goodwill included in the above table, intangible assets of $30.4 were also established during 2010 as a result of the PMA merger.  Intangible assets with definitive lives are amortized against future operating results; whereas indefinite-lived intangibles are tested annually for impairment.  No impairment charges were required for any periods presented.”

Comment 8

You state on page 22 that “It is likely that the Company’s mortgage insurance segment will continue to incur material losses…”  Further, your market capitalization appears to be materially less than your total Shareholders’ Equity at December 31, 2010 and June 30, 2011.  Please address the following:

•
For reporting units in which the estimated fair value is not substantially in excess of the carrying amount and therefore are at risk of failing step one of the impairment test, please provide us proposed disclosure to be included in future filings addressing the following:

o	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

o	Amount of goodwill allocated to each reporting unit;

o	Description of how the key assumptions in the impairment analysis were determined;

o
Discussion of the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

o	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

•
If you believe that material goodwill does not exist at reporting units that are at risk of failing step one or that no reporting units are at risk, please provide us proposed disclosure of  this information to be included in future filings.

•
Tell us how you consider your market capitalization in assessing the reasonableness of the fair values estimated for your reporting units in your goodwill test.  Please provide us with a summary that compares your market capitalization to the sum of the fair values of your reporting units and tell us how it supports your conclusion that all reporting units’ fair value exceeds book value.

Response

The Company’s annual goodwill impairment testing is completed during the first quarter of each year using data through the prior year-end.  Based on results of the impairment test completed in March of 2010, the estimated fair value of the Company’s Mortgage Guaranty reporting unit exceeded its carrying value by approximately 3%.   The Company performed analyses throughout 2010 to determine whether any events had occurred to suggest that it was more likely than not that the market value of the Mortgage Guaranty reporting unit was less than its carrying value.  The Company concluded that additional impairment testing relative to this reporting unit was not necessary based, in part, on the following considerations:

•
Significant downward trends in recurring mortgage guaranty claims costs throughout 2010 due to decreases in newly reported and outstanding traditional primary loan delinquencies as well as the continuation of high claim rescission and denial levels.

•	Favorable results of a premium deficiency analysis performed during the fourth quarter of 2010.

•	The lack of changes in key personnel, planned or announced closures or asset dispositions, sales/dispositions of a reporting unit, impairments of other assets, etc. during 2010.

Furthermore, goodwill attributed to this reporting unit as of December 31, 2010 was $10.7, or less than .1% of consolidated assets and .3% of consolidated shareholders’ equity.  Due to the insignificance of this goodwill balance, we propose to expand the disclosure proposed in Response #7 above, with the following:

“Furthermore, there are no significant goodwill balances within reporting units with estimated fair values not significantly in excess of their carrying values.”

The following represents a comparison of the Company’s market capitalization as of December 31, 2009 and March 31, 2010 to the estimated fair values of our reporting units as determined in step one of the impairment testing completed in March of 2010:

Estimated Fair Value of Reporting Units					$3,948.2
Market Capitalization:
	Shares	Book Value		Market Capitalization
	Outstanding	Per Share	Total	Per Share	Total
December 31, 2009	240,685,448	$16.49	$3,891.4	$10.04	$2,416.5
March 31, 2010	241,029,255	$16.90	$3,995.8	$12.68	$3,056.3

It is the Company's opinion that its recent share price reflects the negative impact of its exposure to the U. S. housing industry.  Various supplemental analyses performed in conjunction with the Company’s March 2010 impairment test demonstrate that the Company’s stock traded, on average, at 1.1 x book value over a 20 year period ending December 31, 2006; however, declined beginning in the third quarter of 2007 when the housing market began experiencing difficulties to an average of .75x book value.  Additionally, the market price of the Company’s common stock experienced significant volatility during 2010 ranging from a high of $15.50 per share to a low of $10.02 per share.  In management’s opinion, this degree of discount is indicative of the markets’ temporarily negative reaction to the Company’s exposure to the housing market through its mortgage guaranty business in particular and without adequate consideration to the Company’s diversified business model.

Furthermore, market prices of individual trades of an entity’s equity securities (and thus its computed market capitalization) may not be representative of the fair value of the entity as a whole.  Substantial value may arise from the ability to take advantage of synergies and other benefits that flow from control over another entity. Consequently, measuring the fair value of a collection of assets and liabilities that operate together in a controlled entity is different from measuring the fair value of that entity’s individual equity securities. Therefore, once the above fair value calculations have been determined the Company also considers a control premium to those calculations. Since the amount of the control premium is judgmental the Company concluded that the difference between the fair value of its reporting units and its market capitalization was reasonable in light of the above factors.

*****

With this letter Old Republic also acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the discussion above is responsive to the Commission’s comments.  Please feel free to contact me at (312) 762-4229 if you have any comments or questions.

Very truly yours,

/s/ Karl W. Mueller

Karl W. Mueller
Senior Vice President, Chief Financial Officer, and
Principal Accounting Officer

cc: A.C. Zucaro
       Chairman and Chief Executive Officer
       Chris Nard
       President